					EXHIBIT 12.2

FIRSTENERGY SOLUTIONS CORP.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(Dollars in thousands)
EARNINGS AS DEFINED IN REGULATION S-K:
Income before extraordinary items	$152,387	$322,239	$208,560	$418,653	$528,864
Interest and other charges, before reduction for amounts capitalized
and deferred	170,107	181,620	196,355	189,141	157,700
Provision for income taxes	100,759	229,575	124,499	236,348	304,608
Interest element of rentals charged to income (a)	1,060	1,056	1,434	1,797	24,669

Earnings as defined	$424,313	$734,490	$530,848	$845,939	$1,015,841

FIXED CHARGES AS DEFINED IN REGULATION S-K:
Interest before reduction for amounts capitalized and deferred	$170,107	$181,620	$196,355	$189,141	$157,700
Interest element of rentals charged to income (a)	1,060	1,056	1,434	1,797	24,669

Fixed charges as defined	$171,167	$182,676	$197,789	$190,938	$182,369

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	2.48	4.02	2.68	4.43	5.57

(a) Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.